Exhibit 99.1

UBIC Announces Notice of Completion of Payment for Issuance of New Shares and 10th Share Warrants Through A Third-party Allocation (“STEP 2014 Model” Straight-equity Issue Program and Additional Issuance Options)

TOKYO, September 16, 2014 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”) confirmed that payment for the issuance of new shares through a third-party allocation of shares (as described below) was completed today. This announcement relates to the issuance of the new shares and the 10th Share Warrants allocated to the London Branch of Deutsche Bank through a third-party allocation resolved by the meeting of the Company’s Board of Directors held on August 28, 2014. Payment for the aggregate amount of issue price of the 10th Share Warrants (JPY 1,570,000) was also completed today.  Accordingly, the Company makes this announcement.

Particulars

I.                    Completion of payment for the issuance of new shares through a third-party allocation

1.         Overview of issuance of New Shares

(1)	Number of new shares issued	1,000,000 shares of common stock
(2)	Issue price	JPY 1,155.6 per share
(3)	Total amount of issue price	JPY 1,155,600,000
(4)	Amount credited to equity	JPY 577.8 per share
(5)	Total amount credited to equity	JPY 577,800,000
(6)	Method of offering or allocation	1,000,000 shares were allocated to the London Branch of Deutsche Bank through a third-party allocation of shares
(7)	Deadline for application	September 16, 2014
(8)	Payment date	September 16, 2014

2.         Change in total number of shares issued and outstanding and capital by this new issuance of shares through a third-party allocation

Total number of shares issued and outstanding before the new issuance of shares	34,411,360 shares (capital amount before new issuance of shares: JPY 1,095,358,941)
Additional number of shares issued	1,000,000 shares (capital amount increased by new issuance of shares: JPY 577,800,000)
Total number of shares issued and outstanding after the new issuance of shares	35,411,360 shares (capital amount after new issuance of shares: JPY 1,673,158,941)

3.         Intended use of funds raised through this new issuance of shares through a third-party allocation

Of the approximately JPY 1,148,000,000 in net funds raised through the above issuance of new shares through a third-party allocation, the Company anticipates using (i) JPY 825,000,000 for overseas and domestic business expansion (business alliances and potential mergers or acquisitions), (ii) JPY 123,000,000 for R&D expenses and (iii) JPY 200,000,000 for other working capital.

II.               Completion of payment for Share Warrants through a third-party allocation

Overview of issuance of the 10th Share Warrants

(1)	Name of share warrants	UBIC, Inc. No. 10th Share Warrants
(2)	Total number of Share Warrants issued	1,000,000 options
(3)	Issue price	Total amount: JPY 1,570,000 (JPY 1.57 per share warrant)
(4)	Number of potential shares resulting from this issue	1,000,000 shares (one share per share warrant)
(5)	Method of offering and allocation (purchaser)	All options were allocated to the London Branch of Deutsche Bank through a third-party allocation of share warrants
(6)	Deadline for application	September 16, 2014
(7)	Allocation date	September 16, 2014
(8)	Payment date	September 16, 2014
(9)	Total price of assets invested in exercise of Share Warrants	JPY 1,284,000,000
(10)	Exercise price	JPY 1,284 per share warrant
(11)	Period for exercise of Share Warrants	September 16, 2014 to March 25, 2015

For further information regarding this issuance of new shares and the issuance of Share Warrants, please see our press release announced on August 28, 2014 and titled “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants through Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)”.

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Contact:

Sasha Hefler

UBIC North America, Inc.

Tel: (650) 868-2623

sasha_hefler@ubicna.com